December 21, 2016

Avino Silver & Gold Mines Announces Results From its Current Exploration Drill Program Between the San Luis Workings and Elena Tolosa Workings at the Avino Mine

Long Section 2 - Avino Mine Area



SW
NE
Current area of drilling
EXPLANATION
Mine Pillars
Ore Mined out
Regional fault
Rhyolitic Dyke
Diamond holes prior to 2006
Diamond Holes in 2006
Diamond Holes in 2007 - 8
Diamond Holes in 2012
Old Mine Pillars
Diamont Drill hole Prog. 2016
AV = Avino Vein
FW = Footwall
S = Stockwork
HW = Hanging Wall
HWB = Hanging Wall Breccia
Cía. Minera Mexicana de Avino, S.A. de C.V.
Avino Project
LONG. SECTION LOOKING AT NW
Geology Department
Scale 1:2000 m